

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 17, 2009

Via U.S. Mail and Fax (415-946-8801)
Mr. Mark Scott
Chief Financial Officer
IA Global, Inc.
101 California Street, Suite 2450
San Francisco, CA 94111

    RE: IA Global, Inc.
       Form 10-K for the fiscal year ended March 31, 2009
       Filed September 3, 2009

       Form 10-Q for the quarterly period ended June 30, 2009
       File No. 1-15863

   We have reviewed your supplemental response letter dated December 8, 2009 as well as your filing and have the following comments. As noted in our comment letter dated November 23, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 11. Notes Payable / Long Term Debt, page F-31

1. We note your response to our prior comment #1. However we are still unclear how you are able to consolidate Global Hotline. Please address in detail how you considered ASC 810.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director